                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                      FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935 or
            Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

GINARRA PARTNERS, L.L.C.
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(Last) (First) (Middle)

2325 PALOS VERDES DRIVE WEST, SUITE 211
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(Street)

PALOS VERDES ESTATES  CA  90274
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(City) (State) (Zip)

*If the Form is filed by more than one Reporting Person, see instruction 5(b)(v).
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2. Issuer Name and Ticker or Trading Symbol

BOSS HOLDINGS, INC.                                                       (BSHI)
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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Statement for Month/Day/Year

August 30, 2002
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5. If Amendment, Date of Original (Month/Day/Year)

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6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

[   ]   Director                             [ X ]   10% Owner
[   ]   Officer (give title below)           [   ]   Other (specify below)

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7. Individual or Joint/Group Filing (Check Applicable Line)

      Form filed by One Reporting Person
-----
  X   Form filed by More than One Reporting Person
-----
================================================================================

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                                    Table I -- Non-Derivative Securities Acquired, Disposed of,
                                                        or Beneficially Owned
====================================================================================================================================
                                                                                                               6.
                                                                 4.                              5.            Owner-
                                                                 Securities Acquired (A) or      Amount of     ship
                                                    3.           Disposed of (D)                 Securities    Form:      7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially  Direct     Nature of
                                      2.            Code         ------------------------------- Owned         (D) or     Indirect
1.                                    Transaction   (Instr. 8)                   (A)             Following     Indirect   Beneficial
Title of Security                     Date          ------------     Amount      or     Price    Reported      (I)        Ownership
(Instr. 3)                            (Month/        Code     V                  (D)             Transactions  (Instr. 4) (Instr. 4)
                                      Day/Year)                                                  (Instr. 3
                                                                                                 and 4)
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COMMON STOCK                                                                                     410,519        See Notes See Notes
                                                                                                                1 & 4     1 & 4
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COMMON STOCK                          08/01/2002      P              8,000        A     $4.00
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                                      08/09/2002      P              3,000        A     $4.00
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                                      08/14/2002      P              1,000        A     $4.00
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                                      08/30/2002      P             12,500        A     $4.00
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                                      08/30/2002      P              5,000        A     $4.00    338,998       See Notes See Notes
                                                                                                               2 & 4     2, 3, & 4
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Print or Type Responses)

                            Page 1 of 3


====================================================================================================================================
                           Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)
====================================================================================================================================
FORM 4 (continued)
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of (D)        (Month/Day/Year)            Amount  ative    Following In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   Reported  direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Trans-    (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  actions   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       (Instr.   4)       4)
                                                                                                          4)
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NONE
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

Explanation of Responses:

(1) Shares are owned directly by the Graziadio Family Trust, u/d/t 10/13/75 (the "Trust"). The mailing address of the Trust is 16633 Ventura Blvd., Encino, CA 91436
(2) Shares are owned directly by Ginarra Partners, L.L.C., a California limited liability company ("Partners"), which is majority owned by the Trust. The remaining equity interest in Partners is owned by Gina-Carra Partnership (see note 3). To the extent the Trust or Gina-Carra would be deemed to beneficially own Partners' shares, such ownership would be indirect. The mailing address of Partners is 2325 Palos Verdes Drive West, Suite 211, Palos Verdes Estates, CA 90274.
(3) The Gina-Carra Partnership ("Gina-Carra") is a limited partnership of which G. Louis Graziadio, III is the Trustee of each of the general partners. Mr. Graziadio disclaims beneficial ownership of the reported securities except to the extent of any beneficial interest therein. The mailing address of Gina-Carra is 2325 Palos Verdes Drive West, Suite 211, Palos Verdes Estates, CA 90274.
(4) Each of the Trust, Partners and Gina-Carra hereby disclaims any agreements, arrangements or understandings with any other person or party relating to the issuer or its equity securities. Each of the Trust, Partners and Gina-Carra herein disclaims beneficial ownership of the shares of Common Stock shown herein as being beneficially owned by any other party.


SEPARATE SIGNATURE PAGE IS ATTACHED.

**   Intentional misstatements or omissions of facts constitute Federal Criminal
Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.

Signature Page to Form 4
------------------------

Issuer Name:            Boss Holdings, Inc.

Reporting Party(ies):
         Name:          Ginarra Partners, L.L.C.
         Address:       2325 Palos Verdes Drive West, Suite 211
                        Palos Verdes Estates, CA  90274

         Name:          Graziadio Family Trust U/D/T 10/15/1975
         Address:       16633 Ventura Blvd.
                        Encino, CA  91436

         Name:          Gina-Carra Partnership, L.P.
         Address:       2325 Palos Verdes Drive West, Suite 211
                        Palos Verdes Estates, CA  90274

Statement for Transaction Dated: August 30, 2002


GRAZIADIO FAMILY TRUST U/D/T 10/13/1975

By:       /s/ Phillip M. Bardack
   ------------------------------------------------
          Phillip M. Bardack, Trustee
          Dated: September 3, 2002


GINARRA PARTNERS, L.L.C.

By: SECOND SOUTHERN CORP., manager

    By:    /s/ G. Louis Graziadio III
       ------------------------------------------------------
           G. Louis Graziadio III, chief executive officer
    Dated: September 3, 2002


GINA-CARRA PARTNERSHIP, L.P.

    By:    /s/ Heidi Schroeder
       ------------------------------------------------------
           Heidi Schroeder, Authorized Representative
    Dated: September 3, 2002


                                 Page 3 of 3